SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of_____June_____, 2005

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐   Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	SHELL CANADA LIMITED
	Registrant
Date: June 27, 2005	
	By: "S.A. FISH"
	(Signature)
	S.A. FISH, Vice President
	(Name and Title)
	By: "S.L. COSMESCU"
	(Signature)
	S.L. COSMESCU, Assistant Secretary
	(Name and Title)



Shell Canada Limited Shell Canada Limitée

NEWS RELEASE · COMMUNIQUÉ

FOR IMMEDIATE RELEASE
MONDAY, JUNE 27, 2005

Shell settles loss of profit insurance claims related to January 2003 fire

Calgary, Alberta - Shell Canada announced today that it has achieved final settlement with insurance underwriters on a loss of profit claim related to the January 6, 2003 fire at the Muskeg River Mine.

Shell's share of proceeds from the final settlement will be recorded in the second quarter of 2005, resulting in an after-tax earnings contribution of $82 million. Physical damage claims related to the fire were previously settled with insurers.

The Athabasca Oil Sands Project consists of the Muskeg River Mine located north of Fort McMurray, Alberta and the Scotford Upgrader located near Edmonton and is a joint venture among Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent).

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Media Inquiries:
Janet Annesley
PA Manager, Oil Sands
(403) 691-2023

Investor Inquiries:
Jim Fahner
Manager, Investor Relations
(403) 691-2175

This document contains "forward-looking statements" based upon current expectations, estimates and projections of future production, project startup and future capital spending. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of regulatory applications, refining margins, oil and gas production levels, resources and reserves estimates.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous risks and uncertainties that could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), demand for oil, gas and related products, disruptions in supply, project schedules, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Corporation.